McLaughlin & Stern, llp

260 Madison Avenue
Steven W. Schuster	New York, New York 10016	Millbrook Office
Partner	(212) 448B1100	Franklin Avenue
Direct Phone: (212) 448B6216	Fax (212) 448B0066	P.O. Box 1369
Direct Fax: (800) 203-1556		Millbrook, New York 12545
EBMail: sschuster@mclaughlinstern.com		(845) 677B5700
Fax (845) 677B0097

July 16, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:           GFR Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, June 30
and September 30, 2009
File No. 0-27959

Dear Mr. Rosenberg:

We have been advised that GFR Pharmaceuticals Inc. will file its amended Form 10-K for the fiscal year ended December 31, 2008 and related correspondence on or before July 23, 2010.  Thank you for your consideration.

Yours truly, /s/ Steven Schuster

cc:	Sasha Parikh, Staff Accountant